Exhibit (11)(z)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2015 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period April 24, 2015 through April 30, 2016

Stock Account—All Classes	0.120%

Global Equities Account—All Classes	0.125%

Growth Account—All Classes	0.070%

Equity Index Account—All Classes	0.040%

Bond Market Account—All Classes	0.120%

Inflation-Linked Bond Account—All Classes	0.065%

Social Choice Account—All Classes	0.080%

Money Market Account—All Classes	0.065%

Date: Effective April 24, 2015 in accordance with prior approval by the CREF Board on March 26, 2015.